DAVI LUXURY BRAND GROUP, INC.
9426 Dayton Way
Beverly Hills, CA 90210

March 14, 2011

VIA EDGAR CORRESPONDENCE

Mark C. Shannon
Branch Chief
Division of Corporation Finance
Mail Stop 3720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Davi Luxury Brand Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2010
File No. 000-53609

Dear Mr. Shannon:

By letter dated March 10, 2011, the staff of the Securities and Exchange Commission (the “Staff”) provided this company, Davi Luxury Brand Group, Inc. (the “Company”), with comments to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2010.  This letter contains the response of the Company to the Staff’s comments.  The number of the response and the heading set forth below correspond to the numbered comment and heading in the March 10, 2011 letter from the Staff.

Form 10-K for Fiscal Year Ended September 30, 2010

Other Information, page 27

1.   The Company believes that its December 22, 2010 purchase of the “Davi Skin” trademark. logo and website URL from Zenith Global Enterprises Limited (“Zenith”) (the “Transaction”) constitutes the acquisition of assets, rather than the acquisition of a “business,” as that term is defined for both reporting and accounting purposes.  Set forth below is a brief background and summary of the Transaction, followed by an analysis of the Company’s conclusion.

Summary of the Transaction

Davi Skin, Inc. was a public company engaged in the skin care business, and was unaffiliated with the Company.  According to the last Form 10-K that Davi Skin, Inc. filed with the Securities and Exchange Commission (i.e., Form 10-K for the Fiscal Year Ended December 31, 2007), Davi Skin, Inc. described its business and operations as follows:

Mark C. Shannon
March 14, 2011

“We are principally engaged in the development, manufacturing and distribution of luxury branded skincare products for men and women that encompass the anti-oxidant rich by-products of the winemaking process coupled with the latest innovations in modern technology.  We also function as a licensing agent to entities interested in associating their products with our luxury brand names.  The development of the luxury branded skincare product line and its related packaging is now complete. We are now selling the initial nine (9) SKUs, four (4) products in the women’s line and five (5) products in the men’s line, which are described in more detail below.  All the products are now available.  Since the launch, the products are now available at Bliss World Catalogs, and their corresponding website; and the luxury hotel and spa, Meadow Wood, located in the Napa Valley, Selfridges in London, and Lane Crawford in Hong Kong. These select upscale retailers submit purchase orders for quantities of our branded products, which we fulfill from our distribution center.  The Company is also discussing other distribution channels.”

In June 2010, Davi Skin, Inc. filed for relief under Chapter 7 of Title 11, United States Code, in the United States Bankruptcy Court for the District of Nevada, Case No. BK-S-10-20965-bam.  The assets of Davi Skin, Inc. were liquidated and sold by the Bankruptcy Trustee.

On September 27, 2010, Zenith purchased the bankruptcy estate’s interest in certain specific assets of Davi Skin, Inc.’s assets for $71,000 in cash.  As described in the Bankruptcy Court’s order the assets that Zenith purchased were Davi Skin, Inc.’s “trade name and trademarks, Internet address (www.daviskin.com), logos, contractual agreements, and its current inventory of product and packaging materials” (the “Davi Skin Assets”).  To the extent that Davi Skin, Inc. had other assets, Zenith did not acquire any of those.

Pursuant to a Purchase Agreement, dated November 30, 2010, on December 22, 2010, Zenith sold the Davi Skin, Inc. intellectual properties—consisting of the “Davi Skin” trade name and trademark, an Internet address, and logo (the “Davi IP”)—to the Company in exchange for 15,000,000 shares of common stock of the Company.  The Company did not purchase from Zenith any of Davi Skin, Inc.’s contractual rights or agreements, or any of the foregoing inventory of product and packaging materials that Zenith had purchased from the Bankruptcy Trustee.  The Company only purchased the Davi brand/logo (and the related URL).  Prior to the sale of the Davi IP to the Company, Zenith was unaffiliated with, and had no association with the Company.

Acquisition of Assets vs. Business

As set forth below, we believe that the purchase by the Company of the Davi IP constitutes the acquisition of assets, and not the acquisition of Davi Skin Inc.’s (or Zenith’s) business.

Mark C. Shannon
March 14, 2011

First, Zenith acquired the Davi Skin Assets from the Bankruptcy Trustee in September 2010.  To our knowledge, Zenith is not in the skincare business and has never used the Davi Skin Assets for any such purpose or in any business/operations.  Thus, the Company does not believe that it is appropriate to consider whether the Company purchased a “business” from Zenith.

Second, as provided in the Davi Skin, Inc.’s last Form 10-K, Davi Skin, Inc. had developed a line of skin care products that it was selling through various distribution channels.  The products constituted their own proprietary products that were marketed under the “Davi” brand to its own customers through its own distribution channels.

Other than the “Davi Skin” name and the related URL and logo, the Company did not acquire any part of Davi Skin, Inc.’s business or operations.  Specifically, the Company did not acquire any of Davi Skin, Inc.’s products, skincare formulas, inventory, operating assets, contracts, employees, distribution channels, customers, licenses, distribution agreements, supplier arrangements, books and records, operating procedures, or physical facilities.  The Company did not acquire any of the “nine (9) SKUs, four (4) products in the women’s line and five (5) products in the men’s line” that Davi Skin, Inc. was selling.

In other words, the Company did not acquire any assets that could be used to operate a business.  Rather, the Company only acquired the rights to the “Davi Skin” name, which brand the Company is using to develop a new business, with new products based on new formulas.  The Company is developing its own skincare products, is formulating its own lotions and crèmes, is establishing its own distribution channels and licensing agreements, is entering into its own supply contracts, has established its own offices, and has hired its own employees.  Therefore, while the Company is using the “Davi” brand in connection with a skincare business, the Company is establishing its own, new business, and is not continuing any prior business of any entity.

According to Rule 11-01(d) of Regulation S-X, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.  Rule 11-01(d) also includes the following list of facts and circumstances that should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business:

●	Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

●	Whether any of the following attributes remain with the component after the transaction:

o	Physical facilities,

o	Employee base,

o	Market distribution,

Mark C. Shannon
March 14, 2011

o	Sales force,

o	Customer base,

o	Operating rights,

o	Production techniques, or

o	Trade names.

As discussed above, the Company simply acquired the Davi IP; the Company did not acquire an entity or its operations.  Specifically, the Company did not acquire physical facilities, employee base, market distribution system, sales force, customer base, operating rights, or production techniques.  Moreover, the trade name acquired belonged to a bankrupt company (i.e., Davi Skin, Inc.) that had ceased operations at least six months before the Company acquired the Davi IP from a third party.  In view of the foregoing, the Company firmly believes that its acquisition of the Davi IP does not constitute the acquisition of a “business” for reporting purposes under Rule 11-01(d).

Next, under ASC 805-10-20, “[a] business combination is a transaction or other event in which an acquirer obtains control of one or more businesses.”  A “business,” as such term is used for accounting purposes, is defined under ASC 805-10-20 as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”  The Company clearly did not acquire any business activities from either Zenith or Davi Skin, Inc.  Similarly, the Company did not acquire any assets that are “capable of being conducted and managed for the purpose of providing a return.”

Further, ASC 805 provides that to constitute a “business,” two elements are essential—“[1] inputs and [2] processes applied to those inputs that have the ability to create outputs.”  These elements of a “business” are defined, as follows:

●
Input:  Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets [non-current assets] (including intangible assets or rights to use long-lived assets [non-current assets]), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

●
Process:  Any system, standard, protocol, convention, or rule that when applied to an input, or inputs, creates or has the ability to create outputs.  Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs.

Mark C. Shannon
March 14, 2011

●
Output:  The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

In the Company’s analysis, we considered the name recognition of “Davi” as an input. We, however, did not acquire any customers, contracts, processes, documented or otherwise, or products/inventory.  The Company is currently endeavoring to create its own processes.  Thus, since the Company did not acquire any “processes” (and hence, the ability to create “outputs”), the Company’s acquisition of the Davi IP does not constitute the purchase of a “business” under ASC 805.

In summary, the Company acquired a brandname, and is now building a business based on that name.  The Company determined that significant processes are missing, and that the Company only acquired inputs (i.e., a brandname).  Furthermore, since the products, pricing, costs, employees, contractual arrangements, overhead burden and all operational aspects of the Company are different than those of Davi Skin, Inc., treating the purchase of the Davi IP as the purchase of a “business,” as such term is defined for both reporting and accounting purposes, would require disclosures that would be materially misleading.

*    *    *    *    *

As requested by the Staff, we hereby acknowledge that:

●	This Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	This Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter to the undersigned at (310) 288-8393 or to Istvan Benko, this Company’s SEC counsel, at (310) 789-1226.

Sincerely yours,

DAVI LUXURY BRAND GROUP, INC.

By:	/s/ PARRISH MEDLEY
Parrish Medley
President and Chief Executive Officer

cc:           Istvan Benko, Esq.